NO ACT

10
12-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005602

January 5, 2011

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-11

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 16, 2010

Dear Ms. Ising:

This is in response to your letter dated December 16, 2010 concerning the shareholder proposal submitted to McGraw-Hill by William Steiner. We also have received a letter on the proponent's behalf dated January 5, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 16, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 20% of the company's outstanding common stock (or the lowest percentage permitted by law above 20%) the power to call a special shareowner meeting.

There appears to be some basis for your view that McGraw-Hill may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by McGraw-Hill to amend McGraw-Hill's Restated Certificate of Incorporation to require that a special meeting be called upon the request of holders of 25% of McGraw-Hill's outstanding common stock. You indicate that the proposal and the proposal sponsored by McGraw-Hill directly conflict and that inclusion of both proposals in the proxy materials would present alternative and conflicting decisions for the stockholders. You also indicate that approval of both proposals would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if McGraw-Hill omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 5, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The McGraw-Hill Companies, Inc. (MHP)
Special Meeting Topic at 10%
William Steiner

Ladies and Gentlemen:

This responds to the December 16, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting.

It seems that in order to block this proposal that the company plans to submit only one company proposal for shareholder vote – one company proposal that implicitly presents "alternative and conflicting decisions for stockholders" on the issues involved here and thereby impermissibly bundle more than one issue.

The company is bundling conflicting provisions into one shareholder vote. For instance the company plans to ask shareholders to approve, as one ballot item, steps that will increase and yet decrease their right call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
William Steiner
Scott Bennett <scott_bennett@mcgraw-hill.com>

[MHP: Rule 14a-8 Proposal, September 27, 2010, November 15, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 20% of our outstanding common stock (or the lowest percentage permitted by law above 20%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

Director Linda Lorimer was marked as a "Flagged (Problem) Director" by The Corporate Library www.thecorporatelibrary.com, an independent research firm, due to her Sprint directorship. Sprint's proposed merger with Worldcom led to the acceleration of $1.7 billion in stock options even though the merger ultimately failed. Ms. Lorimer was our highest negative vote-getter (a remarkable 43%) and was even allowed on our Executive Pay and Nomination Committees. Only 39% of company executive pay was incentive based.

Winfried Bischoff and Douglas Daft were also on our Executive Pay Committee in spite of each getting more than 35% in negative votes. This was compounded by Mr. Daft further being allowed on our Audit Committee.

Sidney Taurel, with 14 years long-tenure, was on our Nomination Committee with Ms. Lorimer, with 16 years long-tenure. Independence tends to decreases as tenure increases.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and turnaround the above type practices: **Special Shareowner Meetings – Yes on 3.***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 59029-00083

December 16, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The McGraw-Hill Companies, Inc.*
Stockholder Proposal of William Steiner
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The McGraw-Hill Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of William Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as revised by the Proponent, requests that:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 20% of our outstanding common stock (or the lowest percentage permitted by law above 20%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2011 Annual Meeting of Stockholders.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2011 Annual Meeting Of Stockholders.

The Company intends to submit a proposal at its 2011 Annual Meeting of Stockholders asking the Company's stockholders to approve an amendment to the Company's Restated Certificate of Incorporation to require that a special meeting be called at the request of holders of 25% of the Company's outstanding common stock (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus."

Exchange Act Release No. 40018, at n. 27 (May 21, 1998). The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See Time Warner Inc.* (avail. Jan. 29, 2010) (concurring with the exclusion of a stockholder proposal requesting that the company amend its bylaws to give holder's of 10% of the company's outstanding stock the power to call special meetings when a company proposal would require stockholders to hold 15% of the company's outstanding common stock to call such meetings); *The Dow Chemical Co.* (avail. Jan. 27, 2010) (concurring with the exclusion of a stockholder proposal requesting that the company amend its bylaws to give holder's of 10% of the company's outstanding stock the power to call special meetings when a company proposal would require stockholders to hold 25% of the company's outstanding common stock to call such meetings); *Becton, Dickinson & Co.* (avail. Nov. 12, 2009) (same); *H.J. Heinz Co.* (avail. May 29, 2009) (same); *International Paper Co.* (avail. Mar. 17, 2009) (concurring with the exclusion of a stockholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 40% of the company's outstanding common stock to call such meetings); *Occidental Petroleum Corp.* (avail. Mar. 12, 2009) (concurring with the exclusion of a stockholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 25% of the company's outstanding common stock to call such meetings through an amendment to the certificate of incorporation); *EMC Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a stockholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 40% of the company's outstanding common stock to call such meetings). *See also Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring with the exclusion of a stockholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (avail. Apr. 23, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any supermajority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require holders of at least 30% of the shares to call such meetings); *AOL Time Warner Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit the granting of stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring with the exclusion of a stockholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff previously has permitted exclusion of stockholder proposals under circumstances almost identical to the present facts. For example, in *Occidental Petroleum Corp.* (avail. Mar. 12, 2009) cited above, the Staff concurred in excluding a proposal requesting that the company amend its bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage allowed by law above 10%) the ability to call a special meeting because it conflicted with the company's proposal which would amend the company's certificate of incorporation to require stockholders to hold 25% of the company's outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that, "[i]t appears that the two proposals present alternative and conflicting decisions for shareholders and that submitting both to a vote could provide inconsistent and ambiguous results."

As in *Occidental Petroleum Corp.*, the Company Proposal and the Proposal would directly conflict because they include different thresholds for the percentage of shares required to call special stockholder meetings. Specifically, the Company Proposal will call for a 25% ownership threshold, which clearly conflicts with the Proposal's request for a 20% ownership threshold, just as in *Occidental Petroleum Corp. See also Time Warner Inc.* (avail. Jan. 29, 2010); *The Dow Chemical Co.* (avail. Jan. 27, 2010); *Becton, Dickinson & Co.* (avail. Nov. 12, 2009); *H.J. Heinz Co.* (avail. May 29, 2009); *International Paper Co.* (avail. Mar. 17, 2009); *EMC Corp.* (avail. Feb. 24, 2009). Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved.

Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Scott L. Bennett, the Company's Senior Vice President, Associate General Counsel and Secretary, at (212) 512-3998.

Sincerely,

Elizabeth A. Ising

Enclosure(s)

cc: Scott L. Bennett, The McGraw-Hill Companies, Inc.
John Chevedden
William Steiner

GIBSON DUNN

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Harold W. McGraw
Chairman of the Board
The McGraw-Hill Companies, Inc. (MHP)
1221 Ave of the Americas
New York NY 10020

Dear Mr. McGraw,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner 9/17/2010
William Steiner .... Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997

[MHP: Rule 14a-8 Proposal, September 27, 2010]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 20% of our outstanding common stock (or the lowest percentage permitted by law above 20%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***


DJF

DISCOUNT BROKERS

Date: 27 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number____________________, held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4100 shares of MCGRAW-HILL Cos Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/21/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

The McGraw-Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

October 8, 2010

VIA FEDERAL EXPRESS AND E-MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On September 27, 2010, you submitted via email a shareholder proposal for inclusion in our 2011 proxy statement entitled: Special Shareowner Meetings.

As requested in the letter from Mr. William Steiner dated September 17, 2010 that accompanied your submission of the proposal, we are addressing this correspondence to you, rather than Mr. Steiner. We are also enclosing a copy of the applicable SEC provision, Rule 14a-8, for your reference.

Pursuant to Rule 14a-8(b), in order to be eligible to submit a proposal for consideration at McGraw-Hill's 2011 Annual Meeting, Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of the McGraw Hill's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. In addition, Mr. Steiner must also continue to hold such securities through the date of the meeting.

We have searched our shareholder records, but are unable to find Mr. Steiner listed as a record holder of McGraw-Hill stock. We note that Mr. Steiner included with the proposal a letter from an introducing broker purporting to establish his eligibility to submit the proposal pursuant to Rule 14a-8(b). While we are familiar with the SEC staff's response in a letter to *The Hain Celestial Group, Inc.* (dated Oct. 1, 2008), which reversed prior interpretations and stated the staff's view that a letter from an introducing broker could satisfy Rule 14a-8, it has been reported that the SEC's Division of Corporation Finance is re-examining its application of the proof of ownership requirements under Rule 14a-8. Accordingly, in the event that the SEC staff issues guidance under which the letter from Mr. Steiner's introducing broker is insufficient for purposes of Rule 14a-8(b), then we request that Mr. Steiner submit sufficient proof of his ownership of the requisite number of McGraw Hill securities.

Very truly yours,

Scott L. Bennett

Scott L. Bennett

Enclosure

cc: William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Harold W. McGraw
Chairman of the Board
The McGraw-Hill Companies, Inc. (MHP)
1221 Ave of the Americas
New York NY 10020

NOVEMBER 15, 2010 REVISION

Dear Mr. McGraw,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner

9/17/2010
Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997

[MHP: Rule 14a-8 Proposal, September 27, 2010, November 15, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 20% of our outstanding common stock (or the lowest percentage permitted by law above 20%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

Director Linda Lorimer was marked as a "Flagged (Problem) Director" by The Corporate Library www.thecorporatelibrary.com, an independent research firm, due to her Sprint directorship. Sprint's proposed merger with Worldcom led to the acceleration of $1.7 billion in stock options even though the merger ultimately failed. Ms. Lorimer was our highest negative vote-getter (a remarkable 43%) and was even allowed on our Executive Pay and Nomination Committees. Only 39% of company executive pay was incentive based.

Winfried Bischoff and Douglas Daft were also on our Executive Pay Committee in spite of each getting more than 35% in negative votes. This was compounded by Mr. Daft further being allowed on our Audit Committee.

Sidney Taurel, with 14 years long-tenure, was on our Nomination Committee with Ms. Lorimer, with 16 years long-tenure. Independence tends to decreases as tenure increases.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and turnaround the above type practices: **Special Shareowner Meetings – Yes on 3.***

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email* FISMA & OMB Memorandum M-07-16 ***